Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
COMBIMATRIX CORPORATION

Adopted in accordance with the provisions
of Section 242 of the General Corporation
Law of the State of Delaware

CombiMatrix Corporation, (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, by its duly authorized officer, does hereby certify:

FIRST: That the Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment of the Corporation’s Certificate of Incorporation to reclassify, change, and convert each fifteen (15) outstanding shares of the Corporation’s Common Stock, par value $0.001 per share, into one (1) share of Common Stock, par value $0.001 per share; (ii) declaring such amendment to be advisable and (iii) directing that such amendment be considered at the Special Meeting of Stockholders held on January 26, 2016.

SECOND: That upon the effectiveness of this Certificate of Amendment of the Certificate of Incorporation, the Certificate of Incorporation is hereby amended by adding a new paragraph after the first paragraph of Section 1 of Article IV to read as follows:

“Each fifteen (15) shares of the Common Stock, par value $.001 per share, of the Corporation issued and outstanding or held in treasury as of 5:00 p.m. Pacific Time on the date this Certificate of Amendment of the Certificate of Incorporation is filed with the Secretary of State of the State of Delaware (the “Effective Time”) shall be reclassified as and changed into one (1) share of Common Stock, par value $.001 per share, of the Corporation, without any action by the holders thereof. Each stockholder who, immediately prior to the Effective Time, owns a number of shares of Common Stock which is not evenly divisible by fifteen shall, with respect to such fractional interest, be entitled to receive from the Corporation cash in an amount equal to such fractional interest multiplied by the closing sales price of the Corporation’s Common Stock as last reported on The Nasdaq Capital Market immediately prior to the Effective Time.”

THIRD: That, in accordance with the provisions of the Delaware General Corporation Law, the holders of a majority of the outstanding Common Stock of the Corporation entitled to vote thereon affirmatively voted in favor of the amendment at the Special Meeting of Stockholders held on January 26, 2016.

FOURTH: That the amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law by the Board of Directors and stockholders of the Corporation.

*              *              *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed by Mark McDonough, its President and Chief Executive Officer, this 29th day of January, 2016.

COMBIMATRIX CORPORATION

By:	/s/ MARK McDONOUGH
Mark McDonough
President and Chief Executive Officer